

April 16, 2012

VIA E-Mail
Mr. N. Keith McKey
Chief Financial Officer
Eastgroup Properties, Inc.
190 East Capitol Street, Suite 400
Jackson, Mississippi 39201

      Re: **Eastgroup Properties, Inc.**
               Form 10-K for the year ended December 31, 2011
               Filed on February 23, 2012
               File No. 001-07094

Dear Mr. N. Keith McKey:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 2. Properties, page 9

1.   In future Exchange Act periodic reports, please include a schedule of lease expirations for each of the next ten years stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

Management's Discussion and Analysis of Financial Condition…, page 12

2.   In future Exchange Act periodic filings, to the extent known by management, please include disclosure that addresses the relationship between rates on leases expiring in the current year and current market rents for this space.

3.   In future Exchange Act periodic reports, please expand your definition of net operating income to clarify whether tenant improvement costs and leasing commissions are included.

4.   We note your disclosure with respect to same property net operating income. In future Exchange Act periodic reports, please revise your disclosure to clarify how you define your same property pool. If you exclude anything other than properties not owned in both periods and development periods, please explain why properties were removed from the pool, and clarify when development or acquired properties were added.

5.   We note your disclosure of property net operating income for same property operations. In future Exchange Act periodic reports, please accompany this disclosure with same property occupancy trends and same property average rent trends, as adjusted for leasing incentives.

Development, page 16

6.   In future Exchange Act periodic reports, to the extent you have a significant development portfolio, please expand your disclosure to include information regarding anticipated completion dates.

7.   In future Exchange Act periodic reports, to the extent you hold material amount of land, please include a discussion of the amount of development the land could support.

Results of Operations, page 19

8.   We note your disclosure regarding first and second generation tenant improvement costs and leasing commissions. In future Exchange Act periodic reports, please include tenant concessions, such as free rent, with this disclosure. In addition, please provide this information on a per square foot basis or include the square footage.

Financial Statements and Notes

Note 1 – Significant Accounting Policies

(e) Development, page 40

9.   We note that you capitalize indirect costs associated with development.   Please clarify and expand future periodic reports to disclose the types of indirect costs capitalized and the process by which you determine how these indirect costs should be allocated to a specific development project.   To the extent material, please quantify, disclose and discuss fluctuations for all periods presented within your MD&A.

10.   Please expand future periodic reports to quantity and disclose personnel costs capitalized for development for all periods presented.   To the extent material, please discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

11.   Based on disclosures on page 16, we note you incurred costs of $2.2 million on development properties subsequent to transfer to real estate properties.   Please clarify whether these costs were capitalized.   If capitalized, please clarify your basis in GAAP for capitalizing development costs subsequent to transferring to real estate properties, which is presumably when the property has reached a point where it is substantially complete and ready for its intended use.   It is not clear how this is consistent with your accounting policy disclosed on page 40 and elsewhere within your filing.   If not capitalized, please clarify your basis for presenting these expenditures as development costs on the consolidated statements of cash flows.

(j) Business Combinations and Acquired Intangibles, page 41

12.   Please tell us how you considered any fixed rate renewal options into the calculation of the fair value of the below market lease intangibles and the period over which your below market lease intangibles are amortized.   Your response should also discuss how you determine the likelihood that a lessee will execute a below-market lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter at (202) 551-3758 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief